Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Form S-4 File No.: 333-229464
Subject Company: Celgene Corporation
SEC File No.: 001-34912

Explanatory Note: The following is a transcript of the Q&A from Bristol-Myers Squibb Company at the Guggenheim Healthcare Talks Idea Forum on February 14, 2019.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), on February 1, 2019, Bristol-Myers Squibb filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which included a preliminary joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a preliminary prospectus of Bristol-Myers Squibb, which will be mailed to stockholders of Bristol-Myers Squibb and stockholders of Celgene. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of Bristol-Myers Squibb and Celgene. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb are available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene are available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 13, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 7, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2018, June 19, 2018 and November 2, 2018.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment, and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company decline following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.

You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Bristol-Myers Squibb’s or Celgene’s projections. Except as otherwise required by law, neither Bristol-Myers Squibb nor Celgene is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this communication or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this communication, whether as a result of new information, future events or otherwise, as of any future date.

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EDITED TRANSCRIPT
BMY - Bristol-Myers Squibb Co at Guggenheim Partners Oncology Day

EVENT DATE/TIME: FEBRUARY 14, 2019 / 4:00PM GMT

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FEBRUARY 14, 2019 / 4:00PM, BMY - Bristol-Myers Squibb Co at Guggenheim Partners Oncology Day

CORPORATE PARTICIPANTS

Charles A. Bancroft Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFO

Christopher S. Boerner Bristol-Myers Squibb Company - Executive VP & Chief Commercial Officer

Giovanni Caforio Bristol-Myers Squibb Company - Chairman of the Board & CEO

Thomas J. Lynch Bristol-Myers Squibb Company - Executive VP of R&D & Chief Scientific Officer

CONFERENCE CALL PARTICIPANTS

Seamus Christopher Fernandez SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

Seamus Christopher Fernandez Guggenheim Securities, LLC, Research Division - Senior Analyst of Global Pharmaceuticals

PRESENTATION

Seamus Christopher Fernandez - SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

Thank you so much and thanks, everybody, for joining us here at the Guggenheim Oncology Day. This is one of our Guggenheim healthcare tox events. I’m Seamus Fernandez, the large pharma analyst here. I’m really, really pleased to have a Bristol-Myers Squibb management with me here today. We actually have, I think, most of the C-suite here. So it’s really -- it’s a real pleasure to have everyone here. Just to my right is Giovanni Caforio. Many of you know Giovanni, he’s the Chairman and CEO. Beside him is Charlie Bancroft, Chief Financial Officer; to the far right, we have Chief Commercial Officer, Chris Boerner; and then also, just beside Charlie and Chris, we have Chief Scientific Officer and Head of R&D, Tom Lynch. So just to open up the discussion, Giovanni, just love to have you take the opportunity to talk about Bristol, and obviously, the opportunity that you’re taking to acquire the announcement that you made to acquire Celgene.

QUESTIONS AND ANSWERS

Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO

Sure. Thank you Seamus, and good morning, everyone. So I’ll just say a few words and say we’re obviously very excited about the opportunity to combine 2 great companies, Bristol-Myers Squibb and Celgene. The acquisition of Celgene is a really important historical event for us. And may be the best way of describing why we are so excited about it is to rethink about what the new company can be. We are creating a company that has a real opportunity to be the leader in oncology with a strong presence in solid tumors that comes primarily from the Bristol-Myers Squibb portfolio, and leading position in hematology and a real breadth of approach is to the treatment of oncology across multiple diseases and mechanisms of action.

An opportunity to create one of the top 5 players in immunoscience by combining the immunoscience portfolio and pipeline of Bristol-Myers Squibb with Celgene and obviously, retaining a leadership position in cardiovascular medicines, which is our Eliquis franchise.

So when you think about Bristol-Myers Squibb in the future after the acquisition of Celgene is completed, strong portfolio of marketed medicines, a broad set of products in the market, 5 -- sorry, 6 launches, potentially in the next 24 months, from assets that have, in many cases, been derisked in the sense of Phase III data being available on regulatory filing happening or imminent. So the 6 launches, we feel are very exciting opportunities for us. And then a pipeline, which grows to approximately 50 Phase I and II programs, which, again, cut across the 3 areas of oncology, immunology and cardiovascular medicines and comprise platforms and technologies that range from small molecules to biologics and cell therapy.

And so when you think about that we really have an opportunity to create a unique company that has expertise in areas of high unmet medical need, a very strong portfolio and significant opportunities for growth. And we’ll talk about this, I’m pretty sure, over the next few minutes. But in this context, the acquisition of Celgene is one that generates value for our shareholders from day 1.

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FEBRUARY 14, 2019 / 4:00PM, BMY - Bristol-Myers Squibb Co at Guggenheim Partners Oncology Day

Seamus Christopher Fernandez - SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

Great. And I think one of the things that, most people when they look at the transaction, there isn’t a challenge to thinking about the strategic and financial rationale for doing the transaction. I think what many struggle with is more the history of mega mergers. And so maybe you can talk a little bit about that? And how you’re working to minimize the kind of disruption that everybody sort of talks about associated with large mergers?

Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO

Yes. And I think that is a really good point, because of the size of the transaction from a financial perspective, people may think about this as a mega merger, but, in fact, it isn’t. Because what we’re bringing together are 2 medium-size companies that have a very clear focus in a very small number of therapeutic areas. So I don’t know if that’s necessarily the most relevant point. But if you really think about it, when you bring the 2 companies together, just a little over 30,000 employees, that’s a much more focused company than any, I would say, of our peers, a very small and extremely efficient manufacturing network, hubs of R&D innovation in pretty much the same geographic areas around the world. So this is not a mega merger in the sense of 2 very large companies coming together with mature portfolios, the need to rationalize and streamline, redundant manufacturing networks. This is 2 very focused, midsized companies coming together. And then the other way to think about it is when you think about the market and products, you can think about the oncology commercial infrastructure of Bristol-Myers Squibb becoming the infrastructure that is focused on the solid tumor business of the new company.

Similarly, you can think about the hematology infrastructure of Celgene being with the hematology infrastructure of the new company. And so there is a real opportunity to bring the 2 new companies together with limited disruption to execution during the integration, because, while we operate in the same therapeutic areas, there’s a lot of complementarity and there is very little overlap.

Seamus Christopher Fernandez - SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

And -- so as you’ve looked at the opportunity to kind of capitalize and take on the synergies, maybe, this is a little bit more a question for Charlie, as you look at the execution around the synergies and, Chris, operationalizing that. Where is the opportunity? Because, again, I think, most of us think about the hematology and the solid tumor portion of the business as the majority of the selling effort. Maybe you can help us think about that and correct that thought process a little bit?

Charles A. Bancroft - Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFO

Let me start, maybe, perhaps with synergies more broadly and then Chris can talk about specific to commercial. I would say, first and foremost, when you do an acquisition of 2 high-science companies come together with a lot of value drivers, the first thing you have to think about is, do no harm. So you want to make sure that it’s least disruptive, but, at the same time, the synergy value was fundamental to the deal dynamics as well. So when we looked at the synergies, we looked at it from the outside in before we got into due diligence. And we came up with a pro forma number based on precedent transactions, which is roughly 13% of pro forma of that. Then when we actually got into due diligence, we did sort of middle up, like what is the opportunity now that we’re able to see in a much more detailed way, the cost base, the opportunities that they actually highlighted to us and we came up with the $2.5 billion. And if you look at where -- how we staged it from a time horizon and where we’re going to get it, some of them are pure cost synergies, right? So if you look at the number of sites that are in different cities across the world, I think, all, but one were in the same city. So just think about that from a lease standpoint. Think about what Giovanni was talking about from the salesforce standpoint. But also think about it from cost avoidance. So when we were going to launch our TYK2, that was going to be -- we already have an Otezla salesforce. So between the medical side of things, between the salesforce, having understanding of the KOLs, that’s already infrastructure. So that’s a big cost avoidance in it we want to have. On the other side, Celgene was really with luspatercept was getting into biologics. They have nascent to none capabilities there. We bring deep subject matter and capabilities to the biologics area. And then you have the very traditional scale and efficiencies across-the-board of synergies. You have the typical procurement synergies. So by and large, we feel very comfortable with the synergy capture. But remember, there’s a lot of value drivers in -- not only in our company, but in there’s. So that then leads to Chris’ answer on how you think about it from a commercial standpoint.

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FEBRUARY 14, 2019 / 4:00PM, BMY - Bristol-Myers Squibb Co at Guggenheim Partners Oncology Day

Christopher S. Boerner - Bristol-Myers Squibb Company - Executive VP & Chief Commercial Officer

Yes, I mean, I think, Charlie said on a lot of the key points. I mean, obviously, as we look geographically, we’re in very similar locations. You don‘t need 2 headquarters in each of these cities. So there is one opportunity. I think, we look at enabling functions as well. How we do digital? How they do digital? Those were some enabling functions. There’s going to be opportunities for us to see synergies. I do think, though, from a commercial standpoint, it’s very important, just to follow up on what Giovanni said, that when you do these types of deals, you always worry about disruption. And the nice thing, because you have complementary, but not overlapping businesses here, you have the opportunity to bring these teams together with very minimal disruption, if any disruption in our core business or their core business, as you go through the integration process. And that ‘s something that‘s critically important commercially and making this deal add value from day 1.

Seamus Christopher Fernandez - SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

So Tom, love to turn to you and give us a sense of the opportunity to kind of, not necessarily, see synergies, but to do exactly what Giovanni said, which is minimize the disruption in R&D? I know that that’s always been -- historically been the great fear associated with these types of transactions?

Thomas J. Lynch - Bristol-Myers Squibb Company - Executive VP of R&D & Chief Scientific Officer

And Seamus, I think, you are correct to point that out. I think that has historically been something, it’s obviously something that’s top of mind for us when we think about how do we create the best company we can create. It’s how do we minimize those disruptions and I think one of the things that puts us in a very good position. If you think -- and Giovanni’s made this point several times, if you think about 2 companies, they are as successful as Celgene and BMS are in the same therapeutic areas, we are in cancer, they are in cancer, we are in immunoscience, they are in immunoscience, yet, very little actual overlap. So it’s not like I’ve got to bring together a development team that’s working on myeloma with a development -- with another development team that’s working on myeloma. We really have -- their development team will become the hematology development team of BMS. And so you have that ability to integrate, I think, in an easier way. No integration is simple in the way around that. But I think you have some obvious ways to prevent disruptions in that respect. The second model that’s important, you may not be as focused on this, because discovery creates value years from now, not value this week. But their discovery model is a little bit different than our discovery model. Their discovery model is much more based on affiliations and relationships and, not only, say, outsourcing, but forming relationships with promising biotechs and universities. They have more than 50 of these kinds of relationships. We have many, but not 50. So again, it gives us the ability to look what’s complementary in their approach to our approach. And we hope that, that will give us the ability to do this in a way that minimally disrupts. I think in certain areas of R&D, I see areas where we can work together very quickly with minimal overlap. I think, we both have outstanding groups in regulatory and pharmacovigilance in those areas as well.

Seamus Christopher Fernandez - SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

Great. And so, Giovanni, getting back to you. One of the other issues, as we kind of wrestle with questions from investors and I’m sure you have, is that -- is kind of why now, why the merger now? All the -- there is all kinds of conspiracy theories. Let’s move beyond that and kind of talk about the core dynamics of why now and the realities of what you see going forward?

Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO

Yes. I think that, first of all, I would point to 2 or 3 things. So first of all, our business, as Bristol-Myers Squibb, is in a very strong position. We have a very good year in 2018 with respect to commercial execution. We came out of 2018 with good momentum. And as I think about '19, we provided guidance that talks about the opportunities for growth in the company and the momentum that exist in the business. Our pipeline has continued to evolve. And as I said earlier, one of the things that are really important for us is the beginning of our Phase III program for TYK2, which provides us with an opportunity to strengthen our presence in immunoscience. All of that to say, we’re in a very strong position as a company. As a company, we have always thought about how to think about the future when we are in a position of strength. That’s always been the characteristic of Bristol-Myers Squibb. That’s how the biopharma strategy started 10 years ago when we decided to divest non-pharmaceutical businesses and

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FEBRUARY 14, 2019 / 4:00PM, BMY - Bristol-Myers Squibb Co at Guggenheim Partners Oncology Day

focus on pharma that was an innovative strategy that came, maybe, ahead of other companies. We made courageous choices a few years ago when we decided that we wanted to divest our diabetes business and focus on building an oncology infrastructure that was the right decision for us and enabled us to be successful with the Yervoy and OPDIVO, and I think this is another example where we are in a position of strength as a company. We think about how do we build on that strength and how do we think about the future. I believe there is an important component, which is for us to really think about the second half of the next decade when we need to be thinking about the loss of exclusivity of Eliquis and then OPDIVO. Think about the combined company 2025, it will be a much stronger company, because of the breadth and the depth of the marketed portfolio, the young nature of the portfolio with many launches that will have occurred between now and then and ability to participate in many of the most exciting areas of science. I think that positions us much better for the second half of the decade. And the last point that I would make is that I think, we all know that we are at a beginning of a period, in which it is likely that pricing and access in the market and, particularly in the U.S., will continue to evolve. And from my perspective, having a more diversified portfolio, more shots on goal and a broader presence in the marketplace, if you are able to do that while at the same time you remain focused on areas you really know well, I think, that’s a really important part of our strategy. And so I think this is the combination of evolving from a position of strength, understanding what the future of the market and the industry looks like and getting ahead of the game.

Seamus Christopher Fernandez - SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

And so question that I have with regard to just the thought process that you guys have to wrestle with to some degree. I think, one question that I’ve have consistently had is this, okay, you had -- you could have taken a look at every single one of the deals that Celgene did to build this pipeline, the sort of -- the top 6 asset or the 5 assets outside of TYK2. What’s the difference of being able to acquire it as part of Celgene today versus having sort of done the work that they had to do to get here? Because I’m sure that Bristol had the opportunity to take a look at many of these transactions along the way?

Charles A. Bancroft - Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFO

Sure, sure. Yes, so I would frame it in the context of our long-standing business development strategy. That’s been every year in existence since I have been CFO for the last 10 years. And we’ve really looked at it from the 3 lenses: one, does the deal make strategic sense. And if you look at, and we’ve talk about it already, the complementarity of the 2 companies coming together, disease areas we both know well, there is no big mature brands, there is no real distractions and there is great value opportunity from bringing 2 high science, patient-centric companies together. So strategically, makes a lot of sense, you said it from the beginning, you don’t have any challenges with that. Secondly, you have to have really compelling science. We can get into the 5 late-launch products in a little bit, but we feel there’s a lot of compelling science and not just the 5 late-stage programs, but in the 22-or-so Phase I, phase II assets that they are bringing to the table. And then thirdly, which has always been a struggle is how do you get value? How do you create value for shareholders? And so when you look at from that lens, we’ve done a -- we did a lot of work and, first and foremost, we looked at their in-line brands, and we can talk about Revlimid, because that’s an important component of the in-line brands. When we looked at it from a value perspective, we said from their in-line brands plus the synergies that can only happen when you bring 2 companies together like this, you get to a value that you don’t have to believe in much regarding -- even though, we love the pipeline. You don’t really have to believe in much to what we paid for, I would say, not just a pearl, but a nice necklace that we got in the construct of the deal that we did with the Celgene. So when you look at it from that lens, you can see that this deal builds a lot of shareholder value. So when you want to get into the specific assets, I would talk to Tom and Chris.

Christopher S. Boerner - Bristol-Myers Squibb Company - Executive VP & Chief Commercial Officer

The only thing that I would just add to what’s already has been said is beyond the 5 assets, the nice thing from a commercial standpoint is this is an organization that has deep capabilities on the heme side, they’ve built a franchise with Rev and Pom. But if you look at what they bring to the table beyond the 5 assets, they have deep scientific capabilities across BCMA, which is an important target. We believe, it will be an important target there. They’ve got multiple modalities and short-term goals within multiple myeloma to sustain that leadership position. So I think, it’s important to talk about the 5 assets. And there’s a lot there that we think could add a lot of value. We become a leader in the cellular therapy as a result of doing this deal. But let’s not forget that they bring a lot of scientific capabilities to the table as well and that was an important component of this.

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FEBRUARY 14, 2019 / 4:00PM, BMY - Bristol-Myers Squibb Co at Guggenheim Partners Oncology Day

Thomas J. Lynch - Bristol-Myers Squibb Company - Executive VP of R&D & Chief Scientific Officer

When you look at what they have in protein homeostasis, the potential for what the approach to drugging undruggable targets can be from what they’ve accomplished in terms of understanding protein homeostasis. That’s really not only a new platform, but it’s a whole new way of approaching intractable diseases. So the enthusiasm that we have for the early-stage assets is really extraordinary.

Seamus Christopher Fernandez - SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

Right. So let’s maybe talk a little bit about the -- in terms of the key dynamics around Revlimid, the opportunity to obviously capture a great deal of cash flow between here and there. As we speak with investors, part of the issue becomes, how do you guys grow as Revlimid starts to come off? And so, maybe, just help us understand also the context of Revlimid, how good did you feel at least when the IPR kind of went against Reddy’s?

Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO

Yes. So first of all, let me say, I’ll ask, Charlie, to give you his comments about Revlimid. But I think when you look at the combined company, there is real complementarity with respect to growth periods as well. Because, obviously, both of us have growing businesses. The Celgene business is going to be growing rapidly over the next few years. We have an opportunity to launch 6 new medicines, as we approach the 2024, 2025 period and you’ve seen those numbers, we’ve disclosed those numbers. We’ll be in a really strong position, because we’ll have a new portfolio of medicines that enable us to then approach the period when ELIQUIS loses exclusivity in a much stronger point of view. So because of the sort of complementarity of timing and life cycle of the pipeline of the combined company, we have a real opportunity for the company to continue to grow through this period.

Charles A. Bancroft - Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFO

Yes, I mean, just on Revlimid, because it was such an important part of how we thought about the deal calculus, if you take the in-line brands plus synergies and how you get to value, so we had to have some level of certainty around the Revlimid IP state. And so even before we started talking to Celgene, we did a lot of public diligence and we worked with outside counsel. And if you read the background to the merger, even before we got to any kind of price negotiation, we were able to go in and do preliminary diligence on Revlimid. And then when we got to a price alignment to start the more broader due diligence, the first thing we did before unleashing the broader teams, was go back and really look at, once again, Revlimid IP in a deeper way, again, with outside counsel and internal counsel on both sides. And you’ve actually written a lot about Revlimid IP. And we looked at it from like bookend scenarios. At one end, consensus estimates on average and we’re more conservative than that and then an at-risk launch. And we feel that either 2 of those bookends are very unlikely. And everything in between, the first point I would make is that there is value creation for shareholders regardless of how any of those other opportunities play out. But in the very near term and you’ve written about this, any kind of at-risk launch would be -- I don’t know how that really could happen until you went through some of either the submit process or the litigation route. And as you know, at the District Court, a trial hasn’t even been set yet. And you’ve mentioned the latest IPR events that happened earlier than this week, I wouldn’t put too much weight, because we’ve said either positive or negative, it’s more on the margin. But these things between an initial court case and then any kind of appeal takes time and you start bumping up against then what is the Natco Teva settlement agreement. And you can see that -- like I said before, that we create value under any of those scenarios. So we didn’t view Revlimid as the big -- as a big gating item once we got into due diligence.

Seamus Christopher Fernandez - SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

Right. Okay. Great. And -- but it is an opportunity. And so I guess, maybe to -- for Chris , is more a question of how much does certainty -- how much does a settlement actually help the company think about the commitment of capital to whatever endeavors, but even just at a commercial presence?

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FEBRUARY 14, 2019 / 4:00PM, BMY - Bristol-Myers Squibb Co at Guggenheim Partners Oncology Day

Christopher S. Boerner - Bristol-Myers Squibb Company - Executive VP & Chief Commercial Officer

Well, I mean, I think that, I think, there’s real commitment not only in the part of Celgene, but Bristol-Myers Squibb to have an ongoing presence in hematology. And I think this goes to not only the fact that they’ve got a thriving business with Rev and Porm, which we know, at some point, is going to go away. But they’ve backed that up with a very deep set of assets across multiple modalities in order to sustain that leadership position there. And we’ve just talked about multiple myeloma. Remember, they have got opportunities through CAR-T technology to move into DLBCL, which is an entirely new area for us to be moving into. So I think the commitment for us continuing to invest in hematology is not really even a Rev, Porm or patent issue for us, it’s more just how do we build and sustain the leadership position that they have in multiple myeloma and then how do we extend that to a piece of oncology that, frankly, we have had a relatively small presence and they have had a leadership position in.

Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO

And, in fact, when we look at Revlimid, we’ve discussed how important it is from a cash flow perspective and clearly that’s critical. But what we interrogate during due diligence was, is it also a platform for sustained leadership in hematology? And the quality of the pipeline convinced us that it is a platform for a sustained leadership presence in hematology. And that’s the second way we think about the value of the current infrastructure that supports Revlimid.

Charles A. Bancroft - Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFO

But just maybe on the capital deployment, because that was part of your question. As we think about it in the near term, our focus is really on delevering. So it doesn’t mean we won’t do any sort of business development, but it would be, I would characterize anything we do more on the smaller side of things. And then after we sort of reload the balance sheet, even though, Tom will have a very large budget, we always will continue to source innovation externally. We always want to complement what’s happening internal with external innovation.

Seamus Christopher Fernandez - SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

And Chris, maybe, you can talk to us a little bit about what needs to happen in the CAR-T for the Juno opportunity and -- the Celgene’s ownership, to really evolve and drive some excitement. And then maybe Tom, what do you see the team doing in that regard? Because I think this is kind of a critical platform to driving the sustainable opportunity in the hematology space. So love to just get your understanding of the diligence there?

Christopher S. Boerner - Bristol-Myers Squibb Company - Executive VP & Chief Commercial Officer

So, look, we are very excited about that CAR-T and cellular therapy assets that Celgene has. We have the opportunity with JCAR17 to be a best-in-class agent and with bb2121, to be a first-in-class agent for BCMA. The challenges with this space generally, derived fundamentally from the unique profile of these drugs. You’ll see very good activity, 80% objective response rates and if you look at JCAR CRs that are maintained at 6 months approaching 50% in heavily pretreated patients. I mean, these are remarkable efficacy results. But they are married with some untoward side effects and, in particular, cytokine release syndrome, which, for existing agents, has been somewhere in the 15% to 20% range. JCAR17 1%, great opportunity to potentially move these patients out of where they’re currently being treated, which is in intensive care units in hospitals, which brings with it not only you have the cost of the drug, but now you have the cost associated with managing these patients in an inpatient setting. That then leads to challenges on the access side. So you’ve got real issues on logistics and access that exist today. I think, because of the unique profile of the Celgene assets, we have an opportunity to bring some of those logistical hurdles down and in turn bring some of the access challenges down. You’ve seen very good payer response on the commercial side in terms of paying for these drugs, that’s good. We need to see similar progress on the government side. But I think, those things are starting to evolve over time. But fundamentally, it all comes back to what’s the differentiated profile of the drug. And that’s where, I think, the Celgene platform is so exciting for us.

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FEBRUARY 14, 2019 / 4:00PM, BMY - Bristol-Myers Squibb Co at Guggenheim Partners Oncology Day

Thomas J. Lynch - Bristol-Myers Squibb Company - Executive VP of R&D & Chief Scientific Officer

And I would just add to Chris’ point that for a long time, we thought it’s important to have a complete commitment to understand the immune mechanisms to treat cancer. And we’ve had PD-1, and we’ve had CTLA-4. We’re the only company that had PD-1, CTLA-4 and now we add to it IL-2 through our relationship with Nektar. And the fourth mechanism that’s been proven to benefit patients, which are T-cell-based therapies using the CAR-T technology. So this gives us all 4 validated approaches to immuno-oncology and treating cancers by exploiting the immune system. In addition, what it does, it allows us to think about how can we look at different targets with different mechanisms. So one of the things I’m happiest about, most excited about, I should say, in the Celgene acquisition, is if you look at BCMA, BCMA is a very important target. We think it’s the next big important target in myeloma. And what’s great about the approach that Celgene has taken, it’s not just one shot with one drug in BCMA, they’ve got their approach with Bluebird, there’s also a JCAR follow-up drug that’s being developed, another Bluebird follow-up drug in terms of having multiple CAR-Ts. There’s a T-cell engager, if that turns out to be the best way to target BCMA and there’s also an antibody drug conjugate. So multiple approaches to BCMA, we think, have the ability to give us the most flexibility in trying to understand this. But when you look at the early data from the CAR-T approach, this is something that’s offering a remarkable hope to patients with hematologic malignancies. And then, of course, there’s a question of can we begin to look at this technology and think how can this technology, maybe, years from now, play a role in solid tumors as well. So, again, I think one of the most exciting places to be in cancer is in this area.

Christopher S. Boerner - Bristol-Myers Squibb Company - Executive VP & Chief Commercial Officer

While we have thought about these drugs as -- and how we’ve modeled them financially is still very much in later-line disease. The real promise is if you can take these assets and use them in a broader set of patients. And ultimately, potentially, move them into a second-line setting for patients who maybe aren’t transplant eligible in DLBCL or have double-hit lymphomas where you don’t really have great options for those patients today. So there’s real promise here, but I think to the basis of your question, there are a number of things that have to continue to evolve and we think we’ve got a portfolio that can do that.

Seamus Christopher Fernandez - SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

Giovanni, a question really on the areas that you feel you can kind of exploit? Obviously, you’ve got a great presence on the cancer side. Let’s talk about exploiting the opportunity in immunology. And really kind of expanding into that market, what do you see as the opportunity in that market? Some people look at psoriasis and TYK2 and say, “Wow, that’s a really crowded space,” other say, “Well, actually, it’s a many, many billion dollar category growing strong double digits.” So I assume you’re probably a little bit more in the second camp. But as we think about the next opportunity is for not just a molecule like TYK2, but other potential molecules that would come out in immunology and you guys have biologics presence. And we haven’t seen I think a lot from Bristol along those sides other than ORENCIA.

Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO

Yes, I mean, I would say that if we started 30,000 feet, I think, many of the diseases we’re treating that we call immunology or immunoscience, are areas that are extremely competitive with large players and multiple programs. And I do believe that -- because the unmet need is high and I do believe that having the critical mass to compete is important. And I think it’s not just important on the commercial side, but also having a portfolio that enables you to be a really important partner to physicians that enroll into clinical trials, thought leaders, regulators, I think, that’s important in immunology. And I believe that bringing 2 companies that have a relatively small presence today together, we truly have an opportunity to build enough momentum in critical mass to have a more meaningful impact on science and the market in those areas. I personally then begin to really think about what does that mean. So obviously, the 2 opportunities there, the first opportunity, I’d like to talk to, is TYK2, I do belong to the camp where I think there is clear space for a product that is oral and has the tolerability that we believe our TYK2 agent has and has a efficacy that is comparable to biologics to carve a really important space in the market. And we do look at that opportunity as a really meaningful opportunity for us. Then if you think about the medium term, I think, we’ve got a great opportunity between Ozanimod and TYK2 to have multiple shots on growing IBD. And that’s a big opportunity for the right oral compound with the right efficacy and safety profile. So I think we’ll have a clear focus in that area. And for both of those programs, we have done early work where we think that the rationale for them to work in IBD, I think, is very strong, scientifically. Obviously, you need to do clinical trials. But I think that can be the next phase of growth of our presence. Obviously, there is

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FEBRUARY 14, 2019 / 4:00PM, BMY - Bristol-Myers Squibb Co at Guggenheim Partners Oncology Day

a component of Ozanimod in MS, which is more of a short-term area of focus for us with the launch. But if you think about the medium and the long term, I think, we have a real opportunity to establish a meaningful presence and the mark.

Seamus Christopher Fernandez - SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

Chris, maybe a question for you on the TYK2. There’s some data that could emerge this year in Phase II. So lupus is an opportunity that I think some folks are watching. We know that -- I think Lilly’s baricitinib has shown some data there, that’s interesting. What do you see is the opportunity as you kind of think about the commercial opportunity in lupus? And what do you need to show to be successful there?

Christopher S. Boerner - Bristol-Myers Squibb Company - Executive VP & Chief Commercial Officer

Well, I think, you need to show that you’ve got a convenient drug that can be used to show not only good efficacy, but also good safety, because a lot of these disease areas are areas, which are treated with drugs that either don’t have a lot of power, but carry with them some untoward side effects, or there are agents that are difficult to administer overtime, because of how they are formulated. And so I think there is -- much like in psoriasis, there is a need for drugs that are safe, convenient and have very good efficacy approaching biologic like efficiency. And I think that’s really the promise as we look at TYK2 for a drug that could satisfy that. Just going back to your question, generally, about how we think about TYK2 and the opportunity there? I think you can actually look at what Celgene has done with Otezla as showing where there is opportunity. I mean, this is a product that they have largely created this prebiologic, post topical market. And they’ve been very successful with it. It’s the #1 drug in terms of new-to-brand share and it’s really poised for growth. So I think that that’s a great example of what you can do if you combine a drug that’s relatively easy to administer and a drug that carries with it good activity.

Seamus Christopher Fernandez - SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

So let’s talk about OPDIVO growth and the sort of 2020 story on a go-forward basis. Obviously, we just saw some very impactful data from Merck. And you guys have great data yourselves with OPDIVO plus YERVOY. How do you see the kidney cancer market evolving? And maybe you can help us understand a little bit of the growth as you are thinking about it in 2020, but may be beyond that, so...

Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO

Chris why don’t you start with renal.

Christopher S. Boerner - Bristol-Myers Squibb Company - Executive VP & Chief Commercial Officer

Yes. So look, I mean, I think, any time you see a positive study that demonstrates overall survival, that’s a good thing for patients. We have been excited about the opportunity for a TKI plus I-O therapy. We have our own ongoing study that we’ll read out later this year. I think the way we’re going to have to think about this particular dataset and we’ll know more once the full dataset is presented. But let me tell you what we hear from physicians in terms of how that might play out. So first, you want to look at complete responses. Because physicians care a lot about the depth of those responses. So we’ll won’t be looking at that. Second, you want to look at durability. Now it’s going to be hard to show right now, because there’s relatively limited follow-up. But we know that’s an advantage that OPDIVO YERVOY has and that’s something that’s often time cited. The third thing is particularly important as you start getting into the community setting is what’s the safety profile of these drugs. Because we know that a number of TKIs carry with them some untoward side effects. So we want to look and see what are the grade 3, 4 events, what are the discontinuations. We know with CheckMate-214 that we have quality-of-life data that’s been demonstrated, that’s been an important component of how patients think about that therapy. But it’s undoubtedly the case that first line is going to continue to become more competitive. Frankly, this has been a space that’s been competitive since we launched in second line. And we think that in first line, you’re going to see multiple modalities. You’re going to see TKI monotherapy, TKI in combination with I-O, I-O/I-O with OPDIVO YERVOY and potentially triplet. And so I think that market is going to continue to evolve.

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FEBRUARY 14, 2019 / 4:00PM, BMY - Bristol-Myers Squibb Co at Guggenheim Partners Oncology Day

Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO

What I would say about OPDIVO, in general, is first of all, we had a very good year in 2018. We’ve entered the '19 with good momentum. We have leading-market shares and pretty much every one of the 17 indications we have approved. We are -- we’ve provided guidance on growth for this year. And then when you think about the future, we have over 20 registrational trials ongoing and for a franchise like OPDIVO, where you have very rapid uptake when you launch and rapidly reach peak shares after launch, future growth is only -- always going to be driven for any product by continuing to broaden your label and add new indications. And so when you think about the future, we’ve got some really important data readouts, of course, this year that will have an impact on the way we think about growth in 2020, '21. But then you think about the next stage, one of the largest opportunities we have, as an example, is in the adjuvant setting, where we have a very large program in adjuvant, which, we believe, has an opportunity to meaningfully contribute to growth beginning in 2020, '21, '22, as those studies readout. So think about OPDIVO as a growing franchise for the long term, a growing franchise this year, year-over-year, large number of optionalities in terms of number of clinical trials that readout that we’ll determine based on the results, the growth profile 1 year versus the other. But overall, when you look at the total opportunities and risk-adjusted, we think about this is a growing franchise going forward.

Charles A. Bancroft - Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFO

And a lot of that capital is already committed. It’s sort of underway and a lot of that then focused on the next leg of the pipeline.

Seamus Christopher Fernandez - SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

So Tom, give us your thoughts, as an oncologist, how do you anticipate the lung cancer setting continuing to evolve from here. Obviously, we have more data that we’re waiting for from the 227 study and then also 9LA. And just help us think about, as I thought about it, the Part 2 is foundational. So the chemo combo that we’ll learn about this year with OPDIVO will be foundational for 9LA. Is that true? And if it’s not true, why would the thought process be different?

Thomas J. Lynch - Bristol-Myers Squibb Company - Executive VP of R&D & Chief Scientific Officer

So Seamus, you and I’ve talked a lot about lung cancer, and we’ve talked a lot about what the Bristol-Myers’s strategy in lung cancer has been? And I think one of the things we have emphasized for quite some time is that we have maintained a lot of optionality in looking at lung cancer. And we have several trials we’ll be reading out this year and early part of 2020 in terms of giving us a sense of where our products will play. So I want to play on a couple. The one is study 227 Part 1a, we’ll readout this year. We’ll get a sense in patients, selected by PD-1, how a monotherapy and combination therapy did. We’ve got Part 2, which is the all comers, all histology trial, which we’ll readout this year as well, which looks at the chemo combo with OPDIVO and then, of course, later this year or next year, we have the results of study 9LA, which is 2 cycles of chemotherapy followed by OPDIVO YERVOY in that setting, which is a real different approach. And then a couple of things to keep in mind: one is, I don’t think there’s going to be -- and I think we’re already seeing this, Seamus, in the marketplace, there’s not going to be a one-size-fits-all approach to all of lung cancer. You’re going to see this disease continue to segment by biomarkers. And yes, while did withdraw our application for TMB, I do think TMB will be one of those biomarkers. Data from Merck just came out last week, published in JCL, that suggest that TMB is a very important biomarker in their series of patients as well. So I think, TMB, I think, PD-L 1, I think, you’re going see a focus on number of important oncogenes, which drive not only oncogene-addicted disease, but patterns of resistance. And I think this will all become important ways that will help doctors decide which patients to treat in which setting. But I do think we have a number of important readouts that will define whether or not a chemo-free approach, such as OPDIVO YERVOY, can provide an important option for some patients in lung cancer. But I -- and I do believe it will continue to be a very complex market, as Chris and I’ve talked a lot about together.

Christopher S. Boerner - Bristol-Myers Squibb Company - Executive VP & Chief Commercial Officer

The only thing I would add is that we hear consistently from physicians that they are looking for multiple weapons in their armamentarium as to how to treat these patients. And ultimately what they’ve going to do, and biomarkers become an enabler of it, is to target those drugs to the

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FEBRUARY 14, 2019 / 4:00PM, BMY - Bristol-Myers Squibb Co at Guggenheim Partners Oncology Day

patients who fit a unique profile that’s consistent with the product profile being used. And I think that’s going to continue to evolve, and we think we’re still very much in the early days here.

Seamus Christopher Fernandez - SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

Yes. Got it. If it’s okay, we’ll take maybe a couple of questions from the audience. Go ahead and I’ll repeat.

Question from the Audience

Yes, very impressive presentation. But there’s been some talk out in the market that you might have some issues with shareholder vote, there might have been, there might be some disgruntled shareholders potentially Starboard has gotten involved and haven't really stated what they are thinking of doing. Listening to this presentation, I’m not really sure why the shareholders will be upset about it, it makes a ton of sense and it’s not -- typical situation where there's two massive pharms getting together and there's value destruction. But here what are the concerns, the key concerns of shareholders you have complaining about this deal. And when you meet with them and you get into the finer details of why you are doing the transactions, do they high five you walking out of room or do they avoid eye contact.

Seamus Christopher Fernandez - SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

So I do have to -- I can’t repeat all of that. But the discussion there was really more what are activist shareholders, who may be involved in sort of the broader shareholder base, who might be frustrated by the deal at this time. What are their questions? And how -- sure...

Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO

So let me just frame this at a high level. I believe, it is important to recognize that we worked on this acquisition for a number of months, we did deep dives on the 2 companies together. We got comfortable with many of the elements of the deal including the way to think about the Revlimid, the loss of exclusivity. We did deep dives on the IP situation for Revlimid. We then moved our focus of study in the pipeline in detail and that took us several months. And so I believe, it is normal than when a large deal like this one is announced, there is a degree of surprise. And I think it is -- and it is normal to recognize that there is a journey that begins in terms of understanding the rationale of the combination to shareholders. I must say that the quality -- of course, we’re spending a lot of time with our shareholders. And I’m going to say that we are having really good discussions with them, because the strategic rationale is very strong. We are having good dialogue about the financial construct, the pipeline of Celgene, how the 2 companies fit together. But I think, it is normal that explaining a deal this large and this complex is a journey. That doesn’t happen on day 1, it happens during a period of time. We feel really good about the deal. And we feel good about the progress we are making in clearly articulating our point of view. And most importantly, the value of the combined company, and that’s what I would say. So we’re looking forward to devote and we will continue to have a really deep focus in engaging with shareholders about what we feel strongly as a very, very strong, compelling rationale for the deal. Charlie, anything you want to add.

Charles A. Bancroft - Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFO

I think, Giovanni’s points are good one. It’s just -- it’s -- we’ve been working on this a long time if you look at the background to the merger, we also have looked at Celgene in different ways. So it’s easier for us to sort of come and articulate. And it just takes investors a little bit more time. But I would just say the -- all the discussions have been relatively constructive and all wanting to just learn more.

Follow-up Question from the Audience

So just to finish with that. So what is the dramatic push back, what would they rather have you do initially before you engage in these discussions with (inaudible). What you rather should do instead of doing this transaction? What would piss them off so much that they don’t want you to do this anymore and want you to do Plan B? And what is that Plan B?

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FEBRUARY 14, 2019 / 4:00PM, BMY - Bristol-Myers Squibb Co at Guggenheim Partners Oncology Day

Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO

I think, what -- I mean, personally, what I would say is, we are articulating the consistency between this big move and what has been traditionally defined as a string of pearls strategy where BMS has done many more small early deals. We’ve not considered the company that traditionally has looked at large M&A, as an A priority part of our strategy. When you really think about this deal, it actually is extraordinarily consistent with our principles for business development. We’ve always said that we look at strategic value and we define that as therapeutic areas. We know well where there is high unmet medical need and we have expertise. This deals does that. We look at scientific value. Can it deliver transformational medicines to patients? And there are multiple ways, in which this deal can do that. And does it make sense financially? And we believe, there is a real opportunity to generate significant value for shareholders from day 1. And so while the initial question is always, how do you think about doing this deal instead of continuing to do your string of pearls strategy of a large number of small deals, the reality is, this is a very consistent business development strategy. Because the principles that drove us to decide that the combination of Celgene and BMS would create value for shareholders, are exactly the same principles that we have applied to our business development strategy for the last 10 years. And I think that’s -- and it is a dialogue, because we’re not a company that has discussed megadeal as an A priority strategy and this is a large deal. But when you look at it in detail, it actually is extraordinary consistent with what our strategy has always been.

Seamus Christopher Fernandez - SVB Leerink LLC, Research Division - Former MD, Major Pharmaceuticals and Biotechnology

Great. Well, with that, we have to wrap up. Thank you so much to the entire Bristol-Myers‘s team, that was not on Bristol-Myers’s plan in the audience, so that was actually a real question. So thanks, again, everybody, for joining us.

Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO

Thank you. Thank you, sir.

Charles A. Bancroft - Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFO

Yes. Thanks a lot.

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